As filed with the Securities and Exchange Commission on July 18, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No.             )

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

The PMI Group, Inc.

(Name of Subject Company (issuer))

The PMI Group, Inc.

(Name of Filing Person (offeror))

2.50% Senior Convertible Debentures due 2021

(Title of Class of Securities)

69344M AC 5 and 69344M AE 1

(CUSIP Number of Class of Securities)

Victor J. Bacigalupi, Esq.

Executive Vice President, Chief Administrative Officer, General Counsel and Secretary

The PMI Group, Inc.

3003 Oak Road

Walnut Creek, California 94597-2098

(925) 658-7878

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing person)

Copy to:

John L. Savva, Esq.

Sullivan & Cromwell LLP

1870 Embarcadero Road

Palo Alto, California 94303

(650) 461-5600

Calculation of Filing Fee

Transaction Valuation(1)(2)	Amount of Filing Fee
$358,632,378	$38,373.66

(1) This Schedule TO relates to the exchange by The PMI Group, Inc. of an aggregate principal amount of up to $359,892,000 of The PMI Group, Inc.’s new 2.50% Senior Convertible Debentures due 2021 (the “New Securities”) plus an exchange fee, for a like principal amount of The PMI Group Inc.’s currently outstanding 2.50% Senior Convertible Debentures due 2021 (the “Old Securities”).

(2) This is the maximum principal amount of The PMI Group, Inc.’s issued and outstanding Old Securities that The PMI Group, Inc. may receive from tendering holders, reduced by an exchange fee of $3.50 for each $1,000 in face value of the Old Securities. The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107.00 for each $1,000,000 of the value of the transaction.

☒ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$38,383.69
Form or Registration No.:	Form S-4 (File No. 333-135579)

Filing party:	The PMI Group, Inc.
Date filed:	July 3, 2006

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Issuer Tender Offer Statement on Schedule TO relates to an offer by The PMI Group, Inc., a Delaware corporation (the “Company”), to exchange $1,000 principal amount of a new series of the Company’s 2.50% Senior Convertible Debentures due 2021 (the “New Securities”) and an exchange fee of $3.50 for each $1,000 principal amount of validly tendered and accepted outstanding 2.50% Senior Convertible Debentures due 2021 of the Company (the “Old Securities”) upon the terms and subject to the conditions contained in the prospectus, subject to amendment, dated July 18, 2006 (as it may be amended and supplemented from time to time, the “Prospectus”) and the related Letter of Transmittal, which are parts of the Company’s Registration Statement on Form S-4 (File No. 333-135579), as amended on the date hereof (the “Registration Statement”) and which are incorporated herein by reference.

This Issuer Tender Offer Statement on Schedule TO is being filed in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1. Summary Term Sheet.

The information under the heading “Summary” in the Prospectus is incorporated herein by reference in answer to Item 1 of this Issuer Tender Offer Statement on Schedule TO.

Item 2. Subject Company Information.

The information under the subheading “Summary—The PMI Group, Inc.” in the Prospectus is incorporated herein by reference in partial answer to Item 2 of this Issuer Tender Offer Statement on Schedule TO. As of July 18, 2006, there was approximately $359,892,000 aggregate principal amount of Old Securities outstanding. The Old Securities are eligible for trading on the PORTAL market. However, there is no public reporting or trading system for the Old Securities and trading in the Old Securities has been limited and sporadic.

Item 3. Identity and Background of Filing Person.

The information under the subheading “Summary—The PMI Group, Inc.” in the Prospectus is incorporated herein by reference in answer to Item 3 of this Issuer Tender Offer Statement on Schedule TO. The Company is the filing person.

Item 4. Terms of the Transaction.

The information under the headings “Summary—Material Differences Between the Old Securities and New Securities,” “The Exchange Offer,” “Description of the New Securities” and “Certain U.S. Federal Income Tax Consequences” in the Prospectus is incorporated herein by reference in partial answer to Item 4 of this Issuer Tender Offer Statement on Schedule TO. No Old Securities are to be purchased from any officer, director or affiliate of the Company.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Certain directors and executive officers of the Company and its affiliates are parties to ordinary course stock option plans and arrangements involving the common stock of the Company as previously disclosed by the Company. Except as described in the previous sentence, none of the Company, or to its knowledge, any of its affiliates, directors or executive officers, is a party to any contract, arrangement, understanding or agreement with any other person relating, directly or indirectly, to any of the securities of the Company, including, but not limited to, any contract, arrangement, understanding or agreement concerning the transfer or the voting of the securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Item 6. Purposes of the Transaction and Plans or Proposals.

The information under the subheadings “Summary—The Exchange Offer—Purpose of the Exchange Offer” and “Summary—The Exchange Offer—Use of Proceeds” in the Prospectus is

incorporated herein by reference in answer to Item 6 of this Issuer Tender Offer Statement on Schedule TO.

Item 7. Source and Amount of Funds or Other Consideration.

The consideration for the Old Securities to be purchased by the Company is the issuance of $1,000 principal amount of New Securities and an exchange fee of $3.50 for each $1,000 principal amount of Old Securities. The total consideration required to purchase all of the outstanding Old Securities is $361,151,622, consisting of $359,892,000 principal amount of New Securities and an aggregate exchange fee of $1,259,622. The Company expects to use its working capital to fund the payment of the exchange fee.

Item 8. Interest in Securities of the Subject Company.

Pursuant to the terms of the Old Securities, each holder of the Old Securities had the right to require the Company to purchase all or any part of such holder’s Old Securities at a purchase price equal to $1,000 per $1,000 principal amount, plus any accrued and unpaid interest, including contingent interest, on the date of purchase. The holders’ right to surrender their Old Securities for purchase expired at 5:00 p.m., New York City time, on July 17, 2006. The Company has been advised by The Bank of New York, as paying agent, that Old Securities in an aggregate principal amount of $77,000 were surrendered and not withdrawn prior to the expiration of the offer. The Company has accepted all of these Old Securities for purchase at a price of $1,000 in cash per $1,000 principal amount plus any accrued and unpaid interest, including contingent interest and additional interest, if any, as of July 17, 2006. Accordingly, the aggregate purchase price for all such Old Securities was $77,000.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

The information under the subheadings “The Exchange Offer—Dealer Manager” and “The Exchange Offer—Other Fees and Expenses” in the Prospectus is incorporated herein by reference in answer to Item 9 of this Issuer Tender Offer Statement on Schedule TO.

Item 10. Financial Statements.

(a)(1)	The information on pages 102 through 148 in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

(a)(2)	The information on pages 1 through 24 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

(a)(3)	The information in the Prospectus under the heading “Ratio of Earnings to Fixed Charges” is incorporated herein by reference in partial answer to Item 10 of this Issuer Tender Offer Statement on Schedule TO.

(a)(4)	At March 31, 2006, our book value per share was $37.24.

Copies of the financial statements incorporated herein by reference pursuant to clauses (1) and (2) of this Item 10(a) can be obtained as provided in the Prospectus under the heading “Additional Information.”

Item 11. Additional Information.

None.

Item 12. Exhibits.

(a)(1)(i)	Prospectus, subject to amendment, dated July 18, 2006 (incorporated by reference to the Registration Statement).

(a)(1)(ii)	Letter of Transmittal (incorporated by reference to Exhibit 99.1 of the Registration Statement).

(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees (incorporated by reference to Exhibit 99.2 of the Registration Statement).

(a)(1)(iv)	Letter to Clients (incorporated by reference to Exhibit 99.3 of the Registration Statement).

(a)(1)(v)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.4 of the Registration Statement).

(a)(2)	None.

(a)(3)	None.

(a)(4)	Incorporated by reference herein as Exhibit (a)(1)(i).

(b)	None.

(d)	None.

(g)	None.

(h)	Tax Opinion of Sullivan & Cromwell LLP (incorporated by reference to Exhibit 8.1 of the Registration Statement).

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The PMI Group, Inc.

/s/ Donald P. Lofe, Jr.
Name:	Donald P. Lofe, Jr.
Title:	Executive Vice President and Chief Financial Officer

Date: July 18, 2006